Exhibit 99.1

Canopy Growth Acquires Hemp Company to Accelerate Expansion in the United States

Hemp pioneer Geoff Whaling to join Canopy Growth USA as Strategic Advisor, Hemp and CBD in addition to being the co-Founder and President of Hemp Developments LLC.

SMITHS FALLS, ON, March 21, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce today it has acquired AgriNextUSA, a hemp enterprise led by CEO Geoff Whaling, that has been at the forefront of hemp advocacy and building a vibrant hemp sector in the USA. The acquisition will accelerate Canopy Growth's entry into key American jurisdictions as regulations surrounding the full use of hemp as a crop begin to be implemented, thanks in part to the recently enacted 2018 US Farm Bill.

Hemp pioneer Geoff Whaling to join Canopy Growth USA as Strategic Advisor, Hemp and CBD in addition to being the co-Founder and President of Hemp Developments LLC. (CNW Group/Canopy Growth Corporation)

"The United States is the next stop on Canopy Growth's desired path to becoming a leading, revenue-generating company focused on all aspects of cannabinoids and their potential," said Bruce Linton, co-CEO and Chairman of Canopy Growth. "Our significant investments, acquisitions and compilation of talented leaders such as Geoff will position us for swift expansion throughout the United States. By collaborating with a pioneer like Geoff, who has been involved with our team since our earliest days in 2013, we will aim to turn hemp supplied by American farmers into a wide range of products."

Hemp has the potential to disrupt several prominent industries: advanced materials, cosmetics, energy, fibre and textiles, food and protein production and the health and wellness sectors. In addition, hemp is a natural source of CBD, the non-intoxicating component of cannabis that can be used for health and wellness purposes in jurisdictions where legally permitted.

The vision proposed by AgriNextUSA and supported by Canopy Growth would involve creating Hemp Industrial Parks such as the one previously announced in New York State, where this super crop could be fast-tracked through a production cycle that would result in commercial applications for all parts of the plant, from root to tip. American farmers will benefit from a model that provides a single, regional destination for their hemp crops and connects them with the researchers, entrepreneurs and innovators whose ideas will turn their crops into new products and industries.

"Hemp has the potential to become a multibillion-dollar industry that will boost the American economy for generations to come," said Geoff Whaling, CEO of AgriNextUSA, Chairman of the National Hemp Association and newly appointed Strategic Advisor, Hemp and CBD, Canopy Growth USA. "By working with Canopy Growth, we will turn our vision into a reality, one that helps American farmers, small and medium-sized business owners, and the next cohort of innovators who see the extraordinary potential that hemp has to offer."

As previously mentioned, Canopy Growth is on track to build the first Hemp Industrial Park in the Southern Tier of New York State, after receiving a state license to produce and process hemp. The Company committed to invest $100M to $150M (US) into a hemp operation that will lead to significant job creation and positive local economic impacts, as well as the production of high-quality CBD products that meet the unwavering quality and innovation standards that Canopy Growth is known for around the world.

Though this cash purchase is not material to the Company's current cash position, the acquisition will hasten Canopy Growth's arrival in key markets in the United States.

Here's to future (American) growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to strategic acquisitions related to current and future hemp operations in a key international market. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.\

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:00e 21-MAR-19